[Chadbourne & Parke LLP Letterhead]

March 10, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Petroleum & Resources Corporation (“Company”)
Preliminary Proxy Statement on Form PRE 14A
Filed on February 13, 2015
(File No. 811-02736)

Ladies and Gentlemen:

This letter is in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission made during telephone conversations between Amy Miller, Senior Counsel – the Division of Investment Management, and Kevin Smith, of this office, in connection with the above referenced preliminary proxy statement. As discussed with the Staff, the Company has made the following changes to the preliminary proxy statement, which are to be reflected in its definitive proxy statement:

1.        as the Company does not expect to receive the required exemptive order to adopt of the 2015 Incentive Compensation Plan prior to filing its definitive proxy statement, it has removed the proposal relating to shareholder approval of the 2015 Incentive Compensation Plan from its definitive proxy statement;

2.        the Company has removed the proposal to amend its fundamental investment policy on investments in commodities or commodities contracts based on a clarification of what constitutes a commodities contract;

3.        the Company has made conforming changes to the preliminary proxy statement to reflect the removal of the proposals as noted above; and

4.        the Company has updated the date for submissions of stockholder proposals and nominations for the 2016 Annual Meeting to reflect the later date on which it is sending the proxy statement to its shareholders.

Please telephone Kevin Smith at (212) 408-1092 if you require additional information.

Very truly yours,

/s/ CHADBOURNE & PARKE LLP

Enclosure

cc: Amy Miller                                                                                                    (VIA EDGAR)

      Lawrence L. Hooper, Jr.